UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

FULL HOUSE RESORTS, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

359678109 (CUSIP Number)

DECEMBER 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 359678109	Page 2 of 7

SCHEDULE 13G

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zander Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12	TYPE OF REPORTING PERSON (See Instructions) OO, IA

CUSIP No. 359678109	Page 3 of 7

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stuart A. Quan (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Mr. Quan is the managing member of Zander Capital Management, LLC (“Zander”) and, in connection therewith, has the power to direct voting and investment decisions with respect to the shares held by Zander.

CUSIP No. 359678109	Page 4 of 7

Item 1.	(a) Name of Issuer:

Full House Resorts, Inc.

(b) Address of Issuer’s Principal Executive Offices:

4670 S. Fort Apache Road Suite 190 Las Vegas, Nevada 89147

Item 2.	(a) Name of Person(s) Filing:

Zander Capital Management, LLC

Stuart A. Quan

(b) Address of Principal Business Office(s):

Zander Capital Management, LLC:

141 Wooster Street Suite 4A New York, New York 10012

Stuart A. Quan:

c/o Zander Capital Management, LLC
141 Wooster Street Suite 4A New York, New York 10012

(c) Citizenship:

Zander Capital Management, LLC:

Delaware

Stuart A. Quan

United States of America

(d) Title of Class of Securities:

Common Stock, $0.0001 Par Value

(e) CUSIP Number:

359678109

CUSIP No. 359678109	Page 5 of 7

Item 3.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: See Item 9 of Cover Pages

(b) Percent of class: See Item 11 of Cover Pages

(c) Number of shares as to which the person has:

(i) sole power to vote or to direct the vote of:

See Item 5 of Cover Pages

(ii) shared power to vote or to direct the vote of:

See Item 6 of Cover Pages

(iii) sole power to dispose or to direct the disposition of:

See Item 7 of Cover Pages

(iv) shared power to dispose or to direct the disposition of:

See Item 8 of Cover Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 359678109	Page 6 of 7

Item 10.	Certification.

By signing below each reporting person certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 359678109	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Zander Capital Management, LLC

Dated: January 14, 2009	/s/ Stuart A. Quan
	By:	Stuart A. Quan
	Title:	Managing Member

Dated: January 14, 2009	/s/ Stuart A. Quan
Stuart A. Quan